

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 11, 2017

Via E-mail
Steven J. Strobel
Senior Vice President and Chief Financial Officer
Hill-Rom Holdings, Inc.
Two Prudential Plaza
Suite 4100
Chicago, IL 60601

> **Re: Hill-Rom Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 17, 2016**
> **Form 8-K filed November 3, 2016**
> **File No. 001-06651**

Dear Mr. Strobel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

GAAP and Adjusted Earnings, page 24

1.   You disclose at the top of page 25 that adjusted net income attributable to common shareholders increased $70.4 million in 2016. In future filings when you present a non-GAAP measure, please include all of the disclosures required by Item 10(e) of Regulation S-K.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 43

2.   We note that you present Schedule II on page 85. Please amend to include an audit report that covers the information in that schedule. Refer to Item 5-04(c) of Regulation S-X and AS 17.

Form 8-K dated November 3, 2016

Exhibit 99.1

3.   We note from your discussion of adjusted measures that you do not include adjusted items in forward looking measures because some of these items can be highly variable and cannot be reasonably predicted and, as such, prospective quantification of such items is not feasible and a reconciliation of non-GAAP earnings per share guidance to GAAP earnings per share is not provided. Please revise your discussion in future releases to specifically identify the information that is unavailable and its probable significance. We refer you to the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance, including Question 102.10, when preparing your next earnings release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3676.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant
                                Office of Electronics and Machinery